AEGIS CAPITAL CORP.

810 Seventh Avenue

11th Floor

New York, NY 10019

October 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.
Withdrawal of Acceleration Request- Registration Statement, as amended on Form S-1 (File No. 333-197725)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 30, 2014, in which we, as representative of the several underwriters of Eyegate Pharmaceuticals, Inc.’s proposed public offering of common stock, joined Eyegate Pharmaceuticals, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 2, 2014, at 5:00 p.m. Eastern Time. Eyegate Pharmaceuticals, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

AEGIS CAPITAL CORP.
As Representative of the several Underwriters

By:	/s/ Eugene Terracciano
Name:	Eugene Terracciano
Title:	Director of Compliance